06050617

IEDSTATES
EXCHANGECOMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| Expires: | January 31, 2007 |
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SEC MAIL PROCESSING SECTION
RECEIVED
OCT 2 ? 2006
WASH, D.C. 203

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50121 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09/01/05 (MM/DD/YY) AND ENDING 08/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINSTON ADVISORS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 WILDWOOD ROAD, SUITE 204
(No. and Street)

| STAMFORD | CT | 06903 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH ACHENBAUM (203) 322-1933
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

| 12 PARMENTER ROAD | LONDONDERRY | NH | 03053 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, JOSEPH ACHENBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINSTON ADVISORS, LLC, as of AUGUST 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature Joseph P. Achenbaum

MANAGING MEMBER

Title

Notary Public

CLAUDIA AHUMADA
NOTARY PUBLIC
My Commission Expires 12/31/2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**WINSTON ADVISORS, LLC**

**FINANCIAL STATEMENTS**

**AUGUST 31, 2006**

BRACE & SUSSMAN, PLLC

*Certified Public Accountants*

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910

FAX (603) 437-3676

## Independent Auditor's Report

To the Members' of
Winston Advisors, LLC
Stamford, CT

We have audited the accompanying statement of financial condition of Winston Advisors, LLC as of August 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winston Advisors, LLC as of August 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
October 16, 2006

# WINSTON ADVISORS, LLC

## STATEMENT OF FINANCIAL CONDITION

## AUGUST 31, 2006

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 47,983 |
| Due from non-customers | 284 |
| Furniture and equipment, at cost less, accumulated depreciation of $29,980 | 2,792 |
| Securities owned: | |
| Marketable securities at fair value | 8,553 |
| | $ 59,612 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Accounts payable, accrued expenses, and other liabilities | $ 13,293 |
| | 13,293 |
| Members' equity | 46,319 |
| | $ 59,612 |

## WINSTON ADVISORS, LLC

## NOTES TO FINANCIAL STATEMENTS

## AUGUST 31, 2006

### NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

**Organization and Nature of Business**

The Company was organized on November 11, 1996 as a Connecticut Limited Liability Company to conduct business as a registered broker-dealer under the Securities Act of 1934. As a Limited Liability Company the members' liability is limited to their investment. It was founded to provide specialized capital raising and investment banking advisory services to mid-sized companies. The term of the company is for 30 years, terminating in December 2026, unless terminated earlier. The term may be extended by amendment of the operating agreement.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Fixed Assets**

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended August 31, 2006, depreciation expense was $1,695.

**Marketable Equity Securities**

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. At August 31, 2006, these securities at fair value consist of the securities valued at $8,553. The net change in net unrealized holding gains/losses on trading equity securities in the amount of $1,503 has been charged to earnings for the period ended August 31, 2006.

**Organizational Structure**

The Company has been organized as a Limited Liability Company. Under this form of organization, the members' are not liable for the debts of the Company.

WINSTON ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2006

## NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under SEC Rule 15c3-1, was $34,690 at August 31, 2006, which exceeded required net capital of $5,000 by $29,690. The ratio of aggregate indebtedness to net capital at August 31, 2006 was 38.3%.

## NOTE 3- INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

## NOTE 4 - RELATED PARTY TRANSACTIONS

The Company's member uses the Company's credit card for personal expenses, for which the Company is reimbursed by the member. The member also uses personal credit cards to pay for Company expenses for which the Company reimburses the member. As of August 31, 2006, no amount was due to or from this related party.